UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


                 CERTIFICATE PURSUANT TO RULE 24

                        In the Matter of

                    ENTERGY MISSISSIPPI, INC.

                        File No. 70-8719

          (Public Utility Holding Company Act of 1935)


           This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. ("Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 30, 1996.

           On June 17, 1997 the Company issued and sold, by competitive bid, to Bear, Stearns & Co. Inc., as underwriter, $65 million in aggregate principal amount of the Company's General and Refunding Mortgage Bonds, 6 7/8% Series due June 1, 2002 ("Bonds"), issued pursuant to the Eleventh Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

          Attached hereto and incorporated by reference are:

          Exhibit A-2(a) Execution  form of Eleventh Supplemental
                         Indenture relating to the Bonds.

          Exhibit B-1(a) Letter    to    prospective   purchasers
                         relating to proposals for the purchase of the Bonds.

          Exhibit B-2(a) Execution form of Underwriting Agreement
                         relating to the Bonds.

          Exhibit C-3(a) Copy  of  the Prospectus being  used  in
                         connection  with the sale of  the  Bonds
                         (previously filed in Registration No. 33-
                         50507   and   incorporated   herein   by
                         reference).

          Exhibit F-1(a) Post-effective  opinion of  Wise  Carter
                         Child     &     Caraway,    Professional
                         Association,  General  Counsel  for  the
                         Company.

          Exhibit F-2(a) Post-effective opinion of Reid & Priest,
                         LLP counsel for the Company.

           IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 27th day of June, 1997.


                              ENTERGY MISSISSIPPI, INC.



                              By: /s/William J. Regan, Jr.
                                   William J. Regan, Jr.
                              Vice President and Treasurer